Ensco plc
6 Chesterfield Gardens
London W1J 5BQ
Phone: +44 (0) 20 7659 4660
www.enscoplc.com
April 25, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Mr. H. Roger Schwall
Re:	Ensco plc Registration Statement on Form S-4 File No. 333-172587
Ladies and Gentlemen:
          In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Ensco plc (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-172587) in connection with Ensco’s proposed merger with Pride International, Inc., to 4:30 p.m., Eastern time, on April 25, 2011, or as soon thereafter as practicable.
          The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly, Ensco plc
/s/ Cary A. Moomjian, Jr.
Cary A. Moomjian, Jr.
Vice President, General Counsel and Secretary

CAM:sf

cc:	Roger W. Bivans, Baker & McKenzie LLP